Exhibit 5: Balance Sheet

	Ch$ millions		US$ millions (1)%
	31-Dec-08	31-Dec-07	31-Dec-08	31-Dec-07	Change
ASSETS

Cash & equivalents	55.708	127.477	87,5	200,3	-56,3%
Other current assets	320.003	236.690	502,8	371,9	35,2%
Total current assets	375.711	364.167	590,3	572,2	3,2%

PP&E, net	519.520	429.045	816,3	674,1	21,1%
Other assets	177.722	106.973	279,2	168,1	66,1%

TOTAL ASSETS	1.072.953	900.185	1.685,8	1.414,4	19,2%

LIABILITIES &
STOCKHOLDERS' EQUITY

Short-term debt (2)	86.406	11.273	135,8	17,7	666,5%
Other current liabilities	186.962	152.855	293,8	240,2	22,3%
Total current liabilities	273.368	164.129	429,5	257,9	66,6%

Long-term debt (2)	161.130	177.599	253,2	279,0	-9,3%
Other long-term liabilities	48.409	61.449	76,1	96,5	-21,2%
Total long-term liabilities	209.539	239.048	329,2	375,6	-12,3%

Minority interest	93.800	59.453	147,4	93,4	57,8%

Stockholders' equity	496.246	437.556	779,7	687,5	13,4%

TOTAL LIABILITIES &
STOCKHOLDERS' EQUITY	1.072.953	900.185	1.685,8	1.414,4	19,2%

OTHER FINANCIAL INFORMATION

Total financial debt	247.536	188.872	388,9	296,8	31,1%

Net debt (3)	191.828	61.395	301,4	96,5	212,4%

Liquidity ratio	1,37	2,22
Debt / Capitalization	0,30	0,28

(1) Exchange rate: US$1.00 = Ch$636.45
(2) Includes only financial debt
(3) Total financial debt minus cash & equivalents